NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
Copy of our disclosure letter we sent to the Philippine
Stock Exchange and the Securities and Exchange
Commission regarding the following matters:
appointment of an officer of the Company; and
cash dividend declaration on the Company’s Series EE
1	10% Cumulative Convertible Preferred Stock.	5

Exhibit 1

March 31, 2009

The Philippine Stock Exchange
4th Floor PSE Centre
Exchange Road, Ortigas Center

Pasig City

Attention:	Mr. Noel B. Del Castillo OIC, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

March 31, 2009

SECURITIES & EXCHANGE COMMISSION
Corporation Finance Department
SEC Building, EDSA
Mandaluyong City

Attention:	Director Justina F. Callangan Corporation Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with respect to certain discloseable events/information.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

P	W	—	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

                                                              Every 2nd
 1     2        3        1    SEC FORM 17-C     0       6           Tuesday

Month                Day        FORM TYPE     Month                   Day

        Fiscal Year                           Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
2,183,561 As of February 28, 2009	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	31 March 2009

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6.____________ (SEC Use Only)
	Province, country or other jurisdictionIndustry Classification Code
	of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

11.	Item 4 (Election or Appointment of Officer) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on March 31, 2009:

1.	The Board confirmed the appointment of Mr. Alejandro O. Caeg as a First Vice President — Head of International and Carrier Business, effective March 1, 2009.

Mr. Caeg previously worked in PT Smart Telecom (Indonesia) as Chief Commercial Strategy Officer from July 2008 to February 2009 and Chief Commercial Officer from January 2006 to June 2008. Prior to that, he held various positions in Smart Communications, Inc. including Marketing Head of International Gateway Facilities and Local Exchange Carrier (1997 — 1998) Group Head of Customer Care and National Wireless Centers (1998 — 2001) and Group Head of Sales and Distribution (2003 — 2005). He also served as President and Chief Executive Officer of Telecommunications Distributors Specialist, Inc. in 2002, and Chief Operations Adviser of I-Contacts Corporation from 2001 to 2002.

Mr. Caeg received his A.B. Applied Economics Degree from De La Salle University. He also earned Management Business Administration (MBA) credits at the De La Salle University and is a candidate for the Management Development Program of the Asian Institute of Management.

2.	The Board declared a cash dividend of P1.00 per outstanding share of the Company’s Series EE 10% Cumulative Convertible Preferred Stock, for the annual period ending April 30, 2009, payable on May 29, 2009, to the holders of record on April 30, 2009. The cash dividend was declared out of the audited unrestricted retained earnings of the Company as at December 31, 2008, which are sufficient to cover the total amount of dividends declared.

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

March 31, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 31, 2009